Via Facsimile and U.S. Mail
Mail Stop 6010

November 15, 2006

Mr. Richard C. Christopher
Vice President, Finance, and Chief Financial Officer
Dusa Pharmaceuticals, Inc.
25 Upton Drive
Wilmington, MA 01887

      Re: **Dusa Pharmaceuticals, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2005
                File No. 001-31533

Dear Mr. Christopher:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Joseph J. Roesler
      Accounting Branch Chief